FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: July 15, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

July 14, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.

WHEATON TO CREATE NEW PURE SILVER PLAY

Vancouver, British Columbia: July 14, 2004 – Wheaton River Minerals Ltd. (“Wheaton”) is pleased to announce that Chap Mercantile Inc. (“Chap” or “Silver Wheaton”) has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$262 million payable in cash and Chap common shares plus a per ounce payment of US$3.90 per ounce, subject to adjustment (the “Silver Transaction”).  In connection with the Silver Transaction, Chap will change its name to Silver Wheaton Corporation.

Ian Telfer, Chairman and CEO of Wheaton, stated: "We have been working on this transaction since early 2004. We delayed the launch of Silver Wheaton in order to focus on the proposed transaction with IAMGold. The formation of Silver Wheaton will permit Wheaton to unlock significant value within Wheaton for the benefit of the Wheaton shareholders. Silver Wheaton will be a pure silver play and Wheaton will continue to own 80% of Silver Wheaton.  We believe this transaction is in the best interests of Wheaton and its shareholders.  We have scheduled the closing of this transaction to occur following the expiry of Coeur’s offer to acquire shares of Wheaton.  In the event that Coeur completes its bid for Wheaton on August 27, 2004, Coeur will have the option not to proceed with this transaction."

In connection with the Silver Transaction, Silver Wheaton intends to complete a minimum Cdn$30 million and maximum Cdn$50 million equity financing.

Upon completion of the transactions, Silver Wheaton will be the only silver mining company with 100% of its cash flow from silver production and will be well positioned for growth with strong cash flow.

Conference Call Details

There will be a conference call to discuss the Silver Transaction on July 15, 2004 at 11:00 a.m. Toronto time.  You may participate in the call by dialling 1-877-888-4605, or for those outside of Canada and the United States, by dialling 1-416-695-5259.

Luismin Mining Operations

Luismin S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of Wheaton, sold 1,612,900 ounces of silver for the three months ended March 31, 2004, 6,054,200 ounces of silver for the year ended December 31, 2003 and expects to increase its silver production to more than 8 million ounces by 2006.  Luismin’s principal silver mining operations in Mexico are comprised of several mines in the San Dimas district, on the borderline of the states of Durango and Sinaloa and the San Martin mine in the State of Querétaro.  For further details, please see the annual information form of Wheaton for the year ended December 31, 2003 and Wheaton’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2004 available at www.sedar.com.

Silver Transaction Terms

In furtherance of the Silver Transaction, Wheaton, Luismin and Silver Wheaton will enter into a number of agreements pursuant to which Silver Wheaton will purchase 100% of the silver produced by Luismin’s mining operations in Mexico for an upfront payment of Cdn$262 million in cash and Chap shares plus a per ounce payment at a price equal to the lesser of (a) US$3.90 per ounce (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.  The Cdn$262 million payment will be satisfied by the payment of a cash amount equal to the net proceeds of the Silver Wheaton equity financing less Cdn$1 million and the balance in Silver Wheaton common shares.  Assuming completion of a Cdn$50 million equity financing by Silver Wheaton, the consideration will be satisfied by the payment of Cdn$46 million in cash and 540 million Silver Wheaton common shares valued at Cdn$0.40 per share.

Each of Silver Wheaton and Wheaton has agreed to provide the other with a right of first opportunity on precious metal exploration or development properties or mining operations in Mexico which it acquires after the closing of the transaction and advances to feasibility or production stage in the next three years.  In the event that either Silver Wheaton or Wheaton exercises such right, the property will be owned on a 51%-Wheaton, 49%- Silver Wheaton basis.  In addition, Wheaton has the right to maintain its pro rata interest in Silver Wheaton for a period of three years provided that it holds at least 20% of the outstanding shares of Silver Wheaton.

Silver Wheaton Management

Following the closing of the Silver Transaction, the board of directors of Silver Wheaton will be reconstituted and comprised of five persons, being John Brough, Peter Gillin, Eduardo Luna, Wade Nesmith and Ian Telfer. Eduardo Luna, a director of Wheaton and the President of Luismin, will be appointed as Chairman and interim Chief Executive Officer of Silver Wheaton.  A brief description of the background of the proposed board of directors is as follows:

John Brough – President of Torwest, Inc. (real estate development company).  Former Chief Financial Officer of Markborough Properties Inc. and currently Director and Chairman of the Audit Committee of Kinross Gold Corporation (gold mining company).

Peter Gillin – Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company). Former President and Chief Executive Officer of Zemex Corporation (industrial minerals corporation) and former Vice Chairman and Director of N.M. Rothschild & Sons Canada Limited (investment bank).

Eduardo Luna – Executive Vice President and Director of Wheaton and President of Luismin.  Former Chairman of the Silver Institute and former Chairman of the Mexican Chamber of Mines.

Wade Nesmith – Associate Counsel of Lang Mitchener LLP (law firm).  Former Superintendent of Brokers for the Province of British Columbia and currently Chairman of the Executive Committee and Compensation Committee and member of the Audit Committee of Oxford Automotive, Inc. (tier-one auto parts manufacturer).

Ian Telfer – Chairman and Chief Executive Officer of Wheaton since 2001.  Former President, Chief Executive Officer and founder of TVX Gold Inc. and Director of Lihir Gold Inc.

Silver Wheaton Post-Transaction

Following the completion of the Silver Transaction, and assuming completion of a Cdn$50 million equity financing, Silver Wheaton will have approximately 674 million common shares outstanding of which approximately 80% will be held by Wheaton.

Name Change and Share Consolidation

In connection with the transactions, Chap will seek shareholder approval to change its name to Silver Wheaton Corporation, to consolidate its outstanding common shares on a one for five basis and to expand its board of directors to at least 5 persons.  All share amounts described herein are before giving effect to such consolidation.

Closing

Closing of all of the transactions is subject to execution of definitive agreements, completion of satisfactory due diligence, approval by shareholders of Chap and receipt of all regulatory approvals and third-party consents, including acceptance by the TSX Venture Exchange.  Closing is expected to occur in early September 2004.

The transactions cannot be completed until the required TSX Venture Exchange approval is obtained.  There can be no assurance that the transactions will be completed as proposed or at all.  Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon.  Trading in the securities of Chap should be considered highly speculative.  The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Luismin Mineral Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Luismin properties as at December 31, 2003:

Proven and Probable Mineral Reserves(1)

			Grade		Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (ounces) (000s)	Silver (ounces) (000s)

Luismin (2)	Proven	880	5.16	414	145	11,670
- San Dimas	Probable	1,360	5.16	412	226	18,060
	Proven + Probable	2,240	5.16	413	371	29,730

Luismin (2)	Proven	530	3.75	64	64	1,090
- San Martin	Probable	500	3.37	120	54	1,940
with San Pedrito
	Proven + Probable	1,030	3.56	91	119	3,030

Total	Proven				209	12,760
	Probable				280	20,000
	Proven + Probable				489	32,760

Measured, Indicated and Inferred Mineral Resources (1)(3)

(excluding Proven and Probable Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (ounces) (000s)	Silver (ounces) (000s)

Luismin (2)
- San Dimas	Inferred	12,900	3.3	317	1,380	131,800

Luismin (2)
- San Martin	Inferred	2,100	2.7	127	190	8,700

Total	Inferred				1,570	140,500

(1)

All Mineral Reserves  and Mineral Resources have been calculated as of December 31, 2003 in accordance with the “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”).

(2)

The Mineral Reserves and Mineral Resources for the Luismin properties set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton who is a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Reserves are classified as proven and probable and the Mineral Resources are classified as Inferred, and in each case are based on the CIM Standards.

(3)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the term “Inferred” Resources.  U.S. investors are advised that while such term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver or copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Chap or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F of Wheaton as on file with the Securities and Exchange Commission in Washington, D.C..  Although Chap and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For information contact:

Ian Telfer

Chairman and Chief Executive Officer

Tel.:  (604) 696-3000

Julia Hasiwar

Manager, Investor Relations

Toll Free:  1-800-567-6223